08029352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC 102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Balas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Securities and subsidiary for the year ended December 31, 2007 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 20[illegible]

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of BGC Securities:

We have audited the accompanying consolidated statement of financial condition of BGC Securities and Subsidiary (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

BGC SECURITIES AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$ 8,876
Receivable from brokers, dealers, and clearing organizations	711
Receivables from affiliates	56,907
Fixed assets (net of accumulated depreciation of $81)	70
Other	1,455
TOTAL	$ 68,019

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Payables to affiliates	$ 866
Accounts payable and accrued liabilities	1,502
Total liabilities	2,368
PARTNERS' CAPITAL	65,651
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 68,019

See notes to consolidated statement of financial condition

(IN THOUSANDS)

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of BGC Securities and its wholly owned subsidiary Shoken Kaisha LTD (collectively the "Partnership"). BGC Securities is a general partnership organized under the laws of the State of New York. BGC Securities is a registered broker-dealer with the Securities Exchange Commission and a registered introducing futures broker with the National Futures Association. The Partnership is indirectly owned by BGC USA, LP ("BGCUSA" - 99%), and BGC Partners, LP ("BGCP" - 1%), (collectively with their subsidiaries, "BGC"), and which are both indirectly owned by Cantor Fitzgerald, L.P. (collectively with its subsidiaries ("CFLP")). In November 2007, as part of a corporate reorganization, Shoken Kaisha LTD ("Shoken"), a Japanese broker dealer incorporated in the state of Delaware was contributed to the Partnership from BGCUSA and BGCP and became a wholly owned subsidiary of the Partnership. The contribution of Shoken is considered a combination of entities under common control and treated similar to a pooling of interests. In the consolidated statement of changes in partners' capital, the merger is reflected as a capital contribution of $56,573 adjusting beginning partner's capital (December 31, 2006). The financial position of Shoken is included in the consolidated statement of financial condition as of January 1, 2007.

The Partnership is engaged primarily in inter-dealer brokerage whereby its counterparty transactions are given up to affiliated companies for clearance and settlement. The Partnership is engaged as an institutional broker primarily transacting in U.S. and Japanese corporate bonds, municipal securities, Japanese government bonds and equity derivatives.

At December 31, 2007 approximately $59,664 of assets and $1,387 of liabilities and $58,277 of capital were attributable to Shoken.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial position are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these consolidated statement of financial condition.

Cash and Cash Equivalents — The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets — Fixed assets are recorded at cost and are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line method.

Income Taxes — BGC Securities is taxed as U.S. partnerships and is subject to the Unincorporated Business Tax (UBT) in the City of New York. Therefore, the tax liability or benefit related to the

Partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partner's liability or benefit is not reflected in the Partnership's consolidated statement of financial condition. Shoken Kaisha accounts for income taxes using the asset and liability method pursuant to Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis.

New Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Partnership's consolidated statement of financial condition. .In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB Statement No. 115* ("SFAS 159"), which is effective for the Partnership's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 will not have a material effect on the Partnership's consolidated statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

Various affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources and legal services. In addition, under a Joint Services Agreement between the Partnership and eSpeed, Inc. ("eSpeed"), a subsidiary of CFLP, eSpeed provides network, data center and server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services. Under an agreement between BGC Securities and Cantor Fitzgerald & Co. (CF&Co), CF&Co performs clearance and settlement services for the Partnership's corporate and other debt securities business. Shoken provides affiliates with administrative services and other support for which they charge such affiliates based on the cost of providing such services..

3. LEGAL MATTERS

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position of the Partnership.

Legal reserves are established in accordance with SFAS No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2007, no legal reserves have been recorded.

4. EMPLOYEE BENEFIT PLANS

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

5. REGULATORY CAPITAL REQUIREMENTS

As a registered broker-dealer, BGC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, BGC Securities had net capital of $4,254, which was $4,154 in excess of its required net capital of $100 and BGC Securities' net capital ratio was .24 to 1.

6. FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not

anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

The Partnership has a credit approval process that generally includes verification of key financial information and operating data and anti-money laundering verification checks. Credit approval is granted by a Global Credit Committee, which is comprised of senior management representatives across the Partnership's legal, risk, finance, operations and compliance departments. Additionally, counterparty activity is monitored daily, and it is the Partnership's policy to periodically review the credit worthiness of each counterparty it conducts business with.

The Partnership's principal transactions are cleared through various clearing organizations. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. In the event of non-performance, the Partnership may seek reimbursement for losses from the contracted counterparty. The Partnership does not anticipate non-performance by counterparties. The Partnership monitors its credit risk on a daily basis and has a policy of regularly reviewing the credit worthiness of counterparties with which it conducts business.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

BGC Securities
110 E. 59th Street
New York, New York

In planning and performing our audit of the consolidated financial statements of BGC Securities and Subsidiary (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(i) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END